VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Assistant Director

January 29, 2018

Re:	Hudson Ltd.

Registration Statement Filed on Form F-1

Registration No. 333-221547

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 19, 2018 and the date hereof, the number of Preliminary Prospectuses dated January 19, 2018 which were furnished to 13 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3,500.

We will comply, and we have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 P.M., Eastern Standard Time, on January 31, 2018 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

MORGAN STANLEY & CO. LLC

UBS SECURITIES LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Cullen C Lee
Name: Cullen C Lee
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
Name: Thilakshani Dias
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

UBS SECURITIES LLC

By:	/s/ Neeraj Chugh
Name: Neeraj Chugh
Title: Director

[Signature Page to Underwriters’ Acceleration Request]